October 14, 2014

VIA EDGAR SUBMISSION

Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	VIVUS, INC.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-33389

Dear Mr. Rosenberg,

VIVUS, Inc. (the “Company”) is in receipt of your comment letter dated September  30, 2014 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. As discussed with Vanessa Robertson, Staff Accountant, on October 14, 2014, we are requesting an extension to respond to the Comment Letter. We intend to submit our response letter no later than October 29, 2014.

Very truly yours,

/s/ John L. Slebir

John L. Slebir
Senior Vice President, Business Development and
General Counsel

VIVUS, Inc.    351 E. Evelyn Avenue, Mountain View, CA  94041    Tel 650-934-5200     www.vivus.com